SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

 March 24, 2011

Commission File No.: 000-51183

SHAMIR OPTICAL INDUSTRY LTD.
(Translation of registrant’s name into English)

Kibbutz Shamir, Upper Galilee, 12135
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______.

The following documents are incorporated herein:

1.  Definitive Information Statement (incorporated by reference to Exhibit (a)(2) to Schedule 13E-3/A filed by the Registrant with the Securities and Exchange Commission on March 24, 2011).

2.  Form of Proxy Card (incorporated by reference to Exhibit (a)(3) to Schedule 13E-3/A filed by the Registrant with the Securities and Exchange Commission on March 24, 2011).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Shamir Optical Industry Ltd. (Registrant)

By:	/s/ David Bar-Yosef
David Bar-Yosef , General Counsel

Date: March 24, 2010